Rockville Financial, Inc.

45 Glastonbury Boulevard, Suite 200

Glastonbury, Connecticut 06033

February 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rockville Financial, Inc. Registration Statement on Form S-4 (File No. 333-192930)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Rockville Financial, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), so that it may be declared effective at 4:00 p.m. (Washington, D.C. time) on February 5, 2014, or as soon as practicable thereafter.

The Company is aware of its obligations under the Securities Act and hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROCKVILLE FINANCIAL, INC.

By: /s/ Eric R. Newell

Eric R. Newell

Executive Vice President and

Chief Financial Officer